Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wave Life Sciences Ltd.:

We consent to the incorporation by reference in the registration statements (Nos. 333-243515, 333-243491 , 333-208598, 333-221480, 333-228308, 333-233054, and 333-234519) on Form S-8 and (Nos. 333-231382 and 333-233052) on Form S-3, as amended, of Wave Life Sciences Ltd. of our report dated March 4, 2021, with respect to the consolidated balance sheets of Wave Life Sciences Ltd. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, Series A preferred shares and shareholders’ equity, and cash flows for each of the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Wave Life Sciences Ltd.

/s/ KPMG LLP

Boston, Massachusetts

March 4, 2021